Filed pursuant to Rule 433

Registration No. 333-151523

August 31, 2009

A	fter 35 consecutive months of declines, Tuesday’s	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
S&P/Case-Shiller Index release marked the second straight
Month of increases in the Composit-10, which jumped up 1.4%
	to 153.20; UMM’s Underlying Value increased to $20.65 from	UMM: $27.13 ($4.27, 18.18%)

$19.64. DMM’s UV declined to $28.87 from $29.88.

In response to the positive Case-Shiller numbers, and in conjunction with the surprisingly optimistic New Home Sales report, UMM’s price surged to all-time highs this week (over $28); DMM therefore, reached a new bottom below $22.

DMM: $22.04 (-$3.96, -15.24%)
Average Daily Volume: 44,242 combined

Implied HPA: +8.86%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 166.78 by August 2014 from 153.20 today (reflects data through June 2009).

Last week’s market movers:
	• S&P/Case/Shiller Composit-10: +1.4% (+0.7% prev.)	Deutsche Bank analysts Karen Weaver and Yin Shen Forecast that as prices drop through the first quarter of 2011, as many as 48 percent of mortgages may be “underwater.”
• New Home Sales: 433K (v. 390k est.)
• GDP: -1.0% (v. 1.5% est.)
This week’s housing market indicators:
Sept. 1 – Construction Spending
Sept. 1 – Pending Home Sales
Sept. 2 – MBA Mortgage Applications
	Sept. 4 – Unemployment Rate	Source: Kathleen M. Howley, Bloomberg, Aug. 27
Source: Bloomberg

Composite-10: A Good Proxy for National Home Prices
S&P/CS Comp-10 v. S&P/CS US National, Since Inception

	Major Metro Housing : Market Recap	© MacroMarkets 2009

Contacts

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing : Market Recap	© MacroMarkets 2009